Exhibit 10.23

2022 EXECUTIVE OFFICER

ANNUAL CASH INCENTIVE PLAN

PLAN PROVISIONS

Approved by Board

Purpose: The Executive Officer Annual Cash Incentive Plan (Plan) is designed to align the interests of our NEOs and senior management with both shareholder and customer interests to achieve overall positive financial and operational performance for the Company. The Plan is an important element of the overall compensation of our executives which provides a compensation structure that is competitive with compensation paid to comparable executives of companies within the energy/utility industry and ensures the Company can attract and retain quality employees in key positions to lead the Company.

Plan Year: January 1, 2022 – December 31, 2022

Eligibility:

•
All executive officers hired prior to October 1st and actively employed on December 31st of the plan year, are eligible to participate
•
Subsidiary officers are not eligible to participate
•
Other details available in section Exceptions to Eligibility and Circumstances for Proration

Performance Measurements: The Plan focuses on shareholders and customers by creating value through sound financial performance and controlling costs through driving efficiencies while paying close attention to our customers’ voices regarding the products and services we provide. The Plan incorporates Consolidated Earnings Per Share (EPS), Operating & Maintenance Cost per Customer (O&M CPC), and measurement of our Non-Regulated activity as financial performance measurements. There are also three non-financial measurements: Customer Satisfaction Rating (Customer Satisfaction), Reliability Index (Reliability), and Dispatched Gas Emergency Response Time (Response Time). These performance goals help increase shareholder value, gain financial strength and maintain safe and reliable cost-effective service levels essential for our customers and for the long-term success of the Company, and, with the exception of the earnings per share and non-regulated activity goal, are identical to performance metrics used in the Company’s annual cash incentive plan for non-officer employees. The Compensation Committee believes that having similar metrics for both the officer plan and the non-officer plan encourages employees at all levels of the organization to focus on common objectives.

Consolidated Diluted EPS - This metric reflects the financial strength and alignment of interests between officers and shareholders. Consolidated EPS includes Alaska Electric Light & Power (AEL&P) and other non-utility businesses within the corporation.

O&M CPC - The O&M CPC is a measure that focuses on controlling costs and driving efficiencies in order to keep our costs reasonable for our customers. The metric is based on targeted O&M expense and number of customers. These components are combined to create the O&M CPC metric.

Non-Regulated Activity – This is a measure that identifies the Company’s non-regulated business for continued focus on innovation and development of the new business pipeline ultimately with the intent to positively impact EPS. The metric is based on achieving a set of activity based milestones.

Customer Satisfaction - This measure is derived from a Voice of the Customer survey, which is conducted each quarter by an independent agency. The rating measures the customer’s overall satisfaction with the service they received during a recent contact with the Company’s contact center and/or service center.

Reliability - This measure tracks how quickly the Company restores outages, how frequently customers are affected by outages and what percent of customers experience more than three sustained outages per year. The Company combined three common industry indices in order to balance our focus.

Response Time - This measure tracks how quickly the Company responds to dispatched natural gas emergency calls. The primary objective is customer and public safety while consistently treating customers the same throughout our service territory.

Award Opportunity: The Plan has six independent metrics, each having their own goal to achieve. The Plan is sliced into pieces – like a pie. Each piece or component makes up a portion of the employee’s total incentive award opportunity as represented in the graph.

Consolidated EPS makes up 55 percent of the total incentive award opportunity while O&M CPC is 20 percent, non-regulated activity is 5 percent, customer satisfaction and reliability each 8 percent, and response time 4 percent.

Customer Satisfaction
Reliability
Response Time
O&M CPC
EPS
Non-Regulated

Non-financial metrics: The non-financial pieces of the award (customer satisfaction, reliability, and response time) are all-or-nothing goals. If the Company meets or exceeds the target goal for any one of the metrics, employees receive 100% of the incentive award percentage related to the metric such as 4% for response time. If the Company fails to meet the target, employees would receive no award related to the metric. For example, if the Company achieves Customer Satisfaction with a 90% or better rating, employees would receive 8% of their total incentive award opportunity. If the Company achieves 88% which is below the target, employees would receive no award related to the metric. This works the same for each non- financial measurement. The maximum amount an employee could receive related to the non-financial metrics is 8% for customer satisfaction, 8% reliability and 4% response time.

Financial metrics: The Consolidated EPS and O&M CPC metrics work a little differently due to the various performance levels that can be met. Depending on the Company’s level of performance under each metric, employees may earn more or less than 100% of the award percentage related to each financial metric. Increasing levels of performance are established between threshold and maximum by using a sliding scale. The following graphs represent the relationship between the Company’s performance targets and the award opportunity. Performance levels were rounded up for graphing purposes only.

Figure 1

For employees to receive at least 50% of their award percentage related to the metric the Company must achieve or surpass the minimum or threshold level of performance. The better the Company performs, the more employees may earn as seen in the graphs to the right. For employees to receive 100% of their award percentage related to a financial metric, the Company must achieve the level of performance selected for target. If the Company performs above target level, employees may earn up to a maximum of 172% (rounded up) for Consolidated EPS and 150% (rounded up) for O&M CPC. Performance below threshold results in no award payment for the related metric.

For ease of communication and display purposes performance levels may be rounded using the accounting rules such as to the nearest whole number or up to two decimals. To calculate actual payments and to ensure no overpayments occur the performance levels within the sliding scale actually extend out six (6) decimal places (ex. 166.666666%) for Consolidated EPS and four (4) decimals (ex. 149.9430%) for Cost per Customer. See Calculation of Awards section for more details on how payments are calculated.

O&M Cost per Customer
160%
140%
120%
100%
80%
60%
40%
20%
0%
AWARD OPPORTUNITY
50%
100%
150%
Threshold
Target
Maximum

Figure 3

The non-regulated activity metric is based on the achievement of two milestones, each of which awards 50% of the incentive goal. If the Company achieves both milestones, employees receive 100% of the incentive award percentage related to the metric, or 5%. Achievement of only one of the two milestones would result in a 50% payout of the non-regulated activity metric, or 2.5%

Establish Targets: The Compensation and Organization Committee of the Board (Committee) in conjunction with management reviews and reestablishes the targets for each measurement on an annual basis. The computations for this Plan are described below:

Consolidated Earnings per Share: To determine the Consolidated EPS goal for the Plan, the Committee, in conjunction with the Finance Committee of the Board and management, considered and incorporated the EPS target range contained in the Company’s original publicly disclosed earnings guidance and reviewed this in light of the budgeted EPS numbers. The earnings guidance for the Consolidated EPS excludes the earnings impact associated with changes in the Energy Recovery Mechanism (ERM). The target in the Plan is Diluted Earnings per Share and includes executive incentive payout/accrual-pro-forma and net of taxes. The actual Consolidated EPS results will be affected by positive or negative changes in the ERM when computing the Plan payout. Occasionally, adjustments to actual results may be deemed necessary. An example of such an adjustment was in 2017 when the Tax Cuts and Job Act became effective.

The Company’s original 2022 guidance for EPS is $1.93 to $2.13.

Since the portion of the incentive related to EPS indirectly benefits the customer it is charged below the line to account 417.

O&M CPC: For this measurement the Company uses the total budget for O&M expense (numerator) plus customer growth (denominator).

Numerator: The numerator of the formula is derived from the Company’s total budget for O&M expense. Certain items are excluded from the total O&M budget such as, Pacesetters and certain accounting adjustments. For each performance level, the Company estimates the potential payout for the incentive which includes payroll taxes and subtracts the result from the total O&M budget. The estimation is based on budgeted labor costs, employee job levels and the corresponding individual target award opportunities.

To establish the performance levels between threshold and target, the Company assumes a 1:1 ratio between O&M spend (solid line) and threshold and target (dash line). Cost sharing occurs once we exceed target at 100%. Performance levels between target and maximum assumes a 2:1 ratio between O&M spend and target and maximum (disregarding the impact of customer growth).

Denominator: The target uses a net customer growth of 10,642. Variability in the final customer count will impact the amount of O&M savings necessary to achieve an incentive payment.

Non-Regulated Activity: The purpose of this metric is to align the Officers with our core value of Invent, and to facilitate non-utility growth. The three milestones that are measured are New Business Launches, completion of Startup Avista exercises, and Avista Edge expansion metric. A New Business Launch is defined as the creation of a new distinct entity (tax id) that has dedicated staff (at least 2 FTE) and an Officer approved business plan. A Startup Avista exercise is a business ideation process which must include Design Thinking Training, a customer engagement exercise, completion of a Business Model Canvas, development of a prototype if applicable, and opportunity evaluation culminating in a presentation to the Officers of the potential for a New Business Launch. This process is also referred to as the Startup Avista exercise. The third milestone is for Avista Edge to reach successful alpha in Cheney with approval to move to beta, expanding to one additional utility customer, as well as achieving threshold revenue target approved by the Edge board in Q1. In this Plan, the target is set at achieving two milestones. Each milestone (a New Business Launch, completion of two Startup Avista events, or Avista Edge achieving the expansion goal results in a 50% payout of the award opportunity, and completion of two or more milestones would result in 100% payout of the 5% award opportunity.

Examples of this calculation methodology would be:

1 New Business Launch (50%) + 2 Startup Avista Exercises (50%) = 100% payout

2 Startup Avista Exercises (50%) + 0 New Business Launches = 50% payout

2 Startup Avista Exercises (50%) + 2 Startup Avista Exercises (50%) = 100% payout

Customer Satisfaction: For this measure, the Company uses the ratings from question three of the Voice of the Customer survey which measures the customer’s Overall Satisfaction with the service they received in a recent contact through the Avista contact center and/or service center. The Overall Satisfaction question from surveys such as this is widely used in the industry for external reporting purposes. Rather than using the standard “satisfied” rating, which is typically used in the industry, the Company uses the average of the combined “satisfied” and “very satisfied” ratings. By combining these two ratings the target is more difficult to achieve and more emphasis is placed on serving the customer. In this Plan, the target is set at 90% very satisfied/satisfied for the customer’s Overall Satisfaction rating.

Reliability: This index combines Customer Average Interruption Duration Index (CAIDI), System Average Interruption Frequency Index (SAIFI) and Customer Experiencing Multiple Interruptions (CEMI3). CEMI3 measures the percentage of customers that experience more than three sustained outages in the year. The Company chose this level of outages over others because industry data received from JD Power’s customer service surveys indicate that customers are more apt to be dissatisfied after three outages. Providing safe and reliable energy to our customers is the backbone of our business, therefore, it makes good sense to focus on service levels for our customers. By focusing on these measurements it enables the Company to direct our resources appropriately and efficiently in order to contain costs and plan for future infrastructure upgrades that will benefit the customer.

To determine the target for the Reliability portion of the Plan, the Company sets a separate target for each metric, weighs them equally and combines them into one metric (see the formula below). In this Plan the target is set at 1.00.

Index = CAIDI Target / CAIDI Actual + SAIFI Target / SAIFI Actual + CEMI3 Target / CEMI3 Actual

3 3 3

The formula used to set the target for each metric is described below:

•
Customer Average Interruption Duration Index (CAIDI): outage duration multiplied by the number of customers affected for all sustained outages (> 5 minutes), divided by the number of customers which had sustained outages. Per industry practice Major Event Days (MEDs) are excluded from this metric. In this Plan the Company uses a 5 year average with a standard deviation of 0.72 (76% probability) to set the target which is 2 hours and 33 minutes restoration time.
•
System Average Interruption Frequency Index (SAIFI): the number of customers which had sustained outages (> 5 minutes), divided by the number of customers served. Per industry practice MEDs are excluded from this metric. In this Plan the Company uses a 5 year average and a standard deviation of 0.72 (76% probability) to set the target which is 1.15 outages per customer.
•
Customers Experiencing Multiple Sustained Interruptions more than 3 (CEMI3): the total number of customers that experience more than 3 sustained outages per year, divided by total number of customers served. To be consistent with the other two indices, MEDs are excluded from this metric. In this Plan the Company uses a 5 year average with a standard deviation of 0.72 (76% probability) to set the target at 6.74% of our customers.

Response Time: This metric measures how quickly the Company responds to natural gas system emergency calls. The Company tracks the average response time between the receipt of the emergency call to the time our crew or serviceman arrives on-site, assesses the situation and reports back to dispatch. The Company wants crews and/or serviceman to respond within the targeted response time goal. To be consistent with other service metrics, response times in excess of 24 hours are excluded from the metric. A “natural gas system emergency” is defined as an event when there is a natural gas explosion or fire, fire in the vicinity of natural gas facilities, police or fire are standing by, leads identified in the field as “Grade 1”, high or low gas pressure problems identified by alarms or customer calls, natural gas system emergency alarms, carbon monoxide calls, natural gas odor calls, runaway furnace calls, or delayed ignition calls. In this Plan the Company aligns the response time with the Service Reliability Target negotiated with the Washington Utility Commission and set the target goal to respond within an average of, and not to exceed, 55 minutes.

Incentive Targets for 2022:

	Earnings Per Share	O&M Cost per Customer	Customer Satisfaction Rating	Reliability Index	Average Response Time Minutes	Non Regulated Activity
% of Total Opportunity	55%	20%	8%	8%	4%	5%

Threshold 50%	$1.93	$437.78
Target 100%	$2.03	$435.13	90%	1.00	<55 Min	≥ 2 milestones achieved
Maximum 172%	$2.13
Maximum 150%		$425.14

*rounded for display or communication purposes only

Individual Target Award Opportunities: During the February Board meeting, the Committee and the Chief Executive Officer (CEO) jointly review and approve the individual target award opportunities for the participants of the Plan. Each eligible employee has an incentive target award opportunity expressed as a percentage of their base salary. Target opportunities range from 40% to 100% of base salary and are assigned based on position. Actual award payments are calculated based on the employee’s target award opportunity in effect as of December 31st and year-end regular earnings unless otherwise noted in the Plan document (see provisions under Exceptions to Eligibility and Circumstances for Proration section).

Individual Target Award Opportunity % of Base Pay by Position Type
CEO	EVP	Senior VP	VP
100%	65%	60%	40%

Distribution of Awards: If earned, incentive award payments will be distributed as soon as feasible usually in February after the Compensation Committee of the Board certifies and approves the achievement of the performance goals.

Calculation of Awards: In most instances actual amounts will be calculated using the participant’s regular year-end earnings (as defined in the provisions section of the Plan), individual target award opportunity and employment status in effect as of December 31st of the Plan year. See the section Exceptions to Eligibility and Circumstances for Proration for definitions and exceptions.

For purposes of calculating the actual payments and ensure no overpayments or underpayments occur, the final performance results will be extended out six decimal places (ex. 166.666666%) for Consolidated EPS and four decimals (ex. 149.9323%) for Cost per Customer and rounded based on accounting rules. The following table shows how an overpayment can occur if the final performance level is rounded to two decimals and used to calculate the final payment.

	Metric	Target Opportunity	Metric Allocation	Maximum Results	Maximum % Allowed	Maximum Dollar Value
Maximum	Net Income	$ 152,248.39	60%	166.666666%	100.000000%	$ 152,248.39
Over Payment	Net Income	$ 152,248.39	60%	166.670000%	100.002000%	$ 152,251.43

Figure 4

Since the non-financial metrics have only two performance levels, 0% or 100%, rounding the final results is not an issue.

Once the total incentive amount is calculated, all cash payments will be rounded to the nearest penny based on accounting rules.

Example Award Calculation: Below is an example of the methodology the Company will use to calculate final payments.

The Company achieved the targets indicated below:

(1)
Consolidated EPS = 166.666666% on the sliding scale
(2)
Cost per Customer = 148.6468% on the sliding scale
(3)
Customer Satisfaction = 100% = met/pass
(4)
Reliability = 100% = met/pass
(5)
Response Time = 100% = met/pass
(6)
Non-Regulated Activity = 100% = 2 milestones met

Non-CEO Average Earnings = $314,335 Average Target Opportunity = 48% or $150,881
Goal	Opportunity		Weighting		% Results		Amount
Consolidated EPS	$ 150,880.58	x	55%	x	166.666666%	=	$ 138,307.20
Cost per Customer	$ 150,880.58	x	20%	x	148.6468%	=	$ 44,855.83
Customer Satisfaction	$ 150,880.58	x	8%	x	100%	=	$ 12,070.45
Reliability	$ 150,880.58	x	8%	x	100%	=	$ 12,070.45
Response Time	$ 150,880.58	x	4%	x	100%	=	$ 6,035.22
Non-Regulated	$ 150,880.58	x	5%		100%		$ 7,544.03
Total Payout = $220,883 or 146.4% of Target

Figure 4

Communication: When communicating the results of the financial metrics and the payout, the Company will round results to the nearest 100th percent based on accounting rules. For example, if the O&M CPC result is 148.6468%, the Company will communicate the results using 148.65%.

When communicating the results of the non-financial metrics, the Company will round results to the nearest whole number or, in the case of reliability, out two decimal points based on accounting rules. For example, customer satisfaction would be rounded to 93% from 92.8% and reliability would be 1.23 from 1.232.

Recoupment Policy: All incentive awards earned by a participant under this Plan are subject to the Recoupment Policy adopted by the Company’s Board of Directors as amended from time to time (“Recoupment Policy”). If a participant becomes subject to the Recoupment Policy any award may be forfeited in whole or in part and all or part of any distribution payable to a participant or his or her beneficiary under this Plan may be recovered by the Company pursuant to the Recoupment Policy.

Administration of Plan: The Committee is responsible for administering the Plan and may delegate specific administrative tasks to corporate staff, as appropriate. The Committee has the authority to:

•
Terminate, amend or modify this Plan in whole or in part for any reason at any time without prior notice to participants
•
Modify or adjust financial targets due to extraordinary occurrences and/or significant reorganizations
•
Grant discretionary awards up to 15% of the individual target award opportunity
•
May pay incentive amounts in excess of 100% (up to 150%) of an individual’s target opportunity in the form of non-cash equivalents

Participation in this Plan should in no way be construed as a contract or promise of employment and/or compensation.

Exceptions to Eligibility and Circumstances for Proration:

Pay Periods: There are 26 pay periods and pay dates during the Plan year. A pay period (pp) is made up of two pay weeks. Each pay week typically starts 12:00am Monday and ends 11:59pm Sunday. Employees are paid on the pay date on the following Friday, after the end of the pay period. The first pay period of the year consists of the date range 12/20/2021 – 1/2/2022 which is paid on pay date 1/7/2022. Changes effective during this pay period will count towards the 2022 plan since the earnings and pay date are part of 2022. Changes effective during the dates 12/19/2022 – 1/1/2023 are not included in the 2022 Plan because the earnings and pay date are part of 2023.

Pay Period Schedule for 2022:

Pay Period	Date Range	Pay Date	Pay Period	Date Range	Pay Date
1	12/20/21 – 01/02/2022	1/8	14	6/20 – 7/3	7/8
2	1/03 – 1/16	1/21	15	7/04 – 7/17	7/22
3	1/17 – 1/30	2/4	16	7/18 – 7/31	8/5
4	1/31 – 2/13	2/18	17	8/01 – 8/14	8/19
5	2/14 – 2/27	3/4	18	8/15 – 8/28	9/2
6	2/28 – 3/13	3/18	19	8/29 – 9/11	9/16
7	3/14 – 3/27	4/1	20	9/12 – 9/25	9/30

8	3/28 – 4/10	4/15	21	9/26 – 10/09	10/14
9	4/11 – 4/24	4/29	22	10/10 – 10/23	10/28
10	4/25 – 5/8	5/13	23	10/24 – 11/06	11/11
11	5/09 – 5/22	5/27	24	11/07 – 11/20	11/25
12	5/23 – 6/05	6/10	25	11/21 – 12/04	12/09
13	6/06 – 6/19	6/24	26	12/05 – 12/18	12/23

Proration: Prorating an employee’s award is based on the number of pay dates associated with a change. Each change of status (COS) has an effective date. The date determines which pay period and pay date is to be counted as part of the proration.

Use the Pay Period Schedule above to count the pay dates. Using the effective date from the COS, search through the date ranges to find the pay period and pay date associated with it. Count the pay dates to the end of the Plan year or to the next COS effective date whichever comes first. The employee receives 1 pay period credit for each pay date counted.

For example:

•
Employee #1 is hired on 5/7 and remains employed through the end of the year. The date 5/7 falls in the date range associated with pay period 10 which is paid on pay date 5/13. Since employee #1 worked till the end of the year, count the number of pay dates till the end of the year. The employee receives 17 pay periods towards his award.
•
Employee #2 is hired on 9/22 and remains employed through the end of the year. Her date falls in pay period 20 and is associated with pay date 9/30. She receives 7 pay periods towards her award.
•
Employee #3 receives credit for his time working in a non-union position. He transfers temporarily from a union position to a non-union position on 5/20 and returns to his regular union position on 12/3. The transfer date of 5/20 falls within pay period 11 which is associated with pay date 5/27. The returning date of 12/3 falls within pay period 25 which is associated with pay date 12/09. Count the number of pay dates starting with 5/27 and end with 11/25 which is the pay date prior to the next COS date of 12/3. He receives 14 pay periods of credit towards the non-union portion of his incentive award. Remember, only count the pay periods until the next COS date or until the end of the year whichever comes first. He also receives 12 pay periods credited (26-14=12) toward his union incentive award.

Pay Period	Date Range	Pay Date	EE #1	EE #2	EE #3
10	4/25 – 5/8	5/13	1
11	5/19 – 5/22	5/27	1		1
12	5/23 – 6/05	6/10	1		1
13	6/6 – 6/19	6/24	1		1
14	6/20 – 7/3	7/8	1		1
15	7/4 – 7/17	7/22	1		1
16	7/18 – 7/31	8/5	1		1
17	8/1 – 8/14	8/19	1		1
18	8/15 – 8/28	9/2	1		1
19	8/29 – 9/11	9/16	1		1
20	9/12 – 9/25	9/30	1	1	1
21	9/26 – 10/09	10/14	1	1	1
22	10/10 – 10/23	10/28	1	1	1

23	10/24 – 11/6	11/11	1	1	1
24	11/7 – 11/20	11/25	1	1	1
25	11/21 – 12/4	12/9	1	1
26	12/5 – 12/18	12/23	1	1
	Total Pay Periods		17	7	14

Regular Earnings: Regular earnings will be used in calculating the final awards. The earnings to be used and their associated codes are as follows:

Earnings Type	Earnings Codes
Regular	01, 02, 32, 32B
1.5x Overtime	04, 21, 23, 76, 78, 83
Light Duty	29
Swing Shift	31
Alternative/dual	20
Relief Pay	08
Retro Pay	70
One Leave/PTO	10, 14, 14B, 15, 16, 16PFM, 34C, 61
Short-term Disability 100% & 60%	18, 80
Workers Compensation	19, 19A, 85, 85C, 86, 87, 88
Holiday	25, 26, 75
Jury Duty	35
Military Pay	36, 36C

New Hires: Employees hired on or after October 1stwill not be eligible for an award under this Plan. Employees hired prior to October 1st will have their awards calculated based on the provisions detailed above.

Leave of Absence: Eligible employees on approved unpaid leave of absence must have at least 6 full pay periods of active service during the Plan year to receive an award. Awards will be calculated based on the provisions detailed above. Short- term disability leave does not affect an eligible employee’s award and is excluded from this provision.

Resignation/Termination: Any eligible employee who resigns or is terminated for reasons other than retirement, disability or death prior to December 31st will not be eligible to receive an award under this Plan. Eligible employees who terminate after the Plan year may receive an award at the time of distribution unless reason for termination is due to poor performance or for cause, see section on Discipline or Poor Performance below.

Death, Long-term Disability & Retirement: In the case of death, total disability (as defined under the Company’s Long-term Disability Plan) or retirement (as defined under the Retirement Plan for Employees), an eligible employee or estate must have at least 6 pay periods of active service within the Plan year to be eligible to receive an award. Awards will be calculated based on the provisions detailed above.

Discipline or Poor Performance: Employees who receive a fails to meet performance rating for the Plan year or a Last Chance Agreement under the Company’s formal discipline program and effective as of December 31st are not eligible to receive an award under this Plan. Any employee who is terminated for poor performance or for cause by the Company after December 31st and up to the time of distribution, will not be eligible to receive an award under this Plan.

Transfers from Subsidiaries to Corp/Utilities: Eligible employees who transfer from a subsidiary will be treated as a new hire to the Company and all Plan criteria apply as is. Prorated awards are at the discretion of the Committee and CEO.

Other Company Short-term Incentive Plans: Employees can only participate under one formal incentive plan a year. If the employee becomes eligible for a different plan during the year, the Committee and CEO has full discretion to determine which plan the employee may receive an award under. Status and/or time in position may be factors in determining whether the employee receives a prorated award from both plans or from one plan based on the employee’s position and/or status as of December 31st.